Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143662

SUPPLEMENT NO. 3 DATED SEPTEMBER 29, 2008

TO THE PROSPECTUS DATED JULY 23, 2008

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated July 23, 2008. This Supplement No. 3 must be read in conjunction with our prospectus dated July 23, 2008, as supplemented by Supplement No. 1 dated August 18, 2008 and Supplement No. 2 date September 11, 2008. Certain undefined terms used in this Supplement No. 3 have the same meaning assigned to them in our prospectus dated July 23, 2008.

PROBABLE ACQUISITION

While we consider the below property acquisition to be probable of occurring, there is no assurance that we will be able to purchase the property noted below for the terms set forth herein or at all. Consistent with our risk management policies we expect that the below acquisition will be adequately insured to cover potential property or casualty losses upon acquisition.

Eden Prairie Office Center

On July 7, 2008, we entered into a purchase agreement (as amended from time to time) with a third-party seller in connection with the intended acquisition of an office property located in the Minneapolis, Minnesota market (the “Eden Prairie Office Center”). The Eden Prairie Office Center is subject to a lease with a single tenant with a 15-year term. We expect to acquire the Eden Prairie Office Center in October 2008 using proceeds from our public and private offerings. The Eden Prairie Office Center consists of approximately 107,000 net rentable square feet that is currently 100% occupied. We expect the total estimated investment amount for the Eden Prairie Office Center to be approximately $29.4 million, including an estimate acquisition fee payable to our Advisor and other closing and due diligence costs of approximately $430,000.